2/8/06SS

AB 2/27/06

SECURI 06001811 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED JAN 27 2006 PROCESSING SECTION WASH., D.C.

SEC FILE NUMBER
8- 49718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-01-05 (MM/DD/YY) AND ENDING 12-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GARRY PIERCE FINANCIAL SERVICES, LLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1929 NORTH WASHINGTON STREET
(No. and Street)

BISMARCK	NORTH DAKOTA	58501
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARRY PIERCE 701-222-3017
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EIDE BAILLY LLP
(Name – *if individual, state last, first, middle name*)

1050 EAST INTERSTATE AVE	BISMARCK	ND	58502
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

KJ

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/06

OATH OR AFFIRMATION

I, GARRY PIERCE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GARRY PIERCE FINANCIAL SERVICES, LLP, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI SCHMIDT
Notary Public
State of North Dakota
My Commission Expires June 26, 2009

Garry Pierce
Signature

General Partner 1-23-06
Title

Lori Schmidt 1-23-06
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARRY PIERCE FINANCIAL SERVICES, LLP

FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

GARRY PIERCE FINANCIAL SERVICES, LLP

Table of Contents

EideBailly
CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

Garry Pierce Financial Services, LLP
Bismarck, North Dakota

We have audited the accompanying balance sheet of **Garry Pierce Financial Services, LLP** (a limited liability partnership) as of December 31, 2005 and 2004, and the related statements of operations, partners' equity, and cash flows for the year then ended, that are filed pursuant Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Garry Pierce Financial Services, LLP** as of December 31, 2005, and 2004 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Eide Bailly LLP

Bismarck, North Dakota
January 12, 2006

GARRY PIERCE FINANCIAL SERVICES, LLP
BALANCE SHEETS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 12,249	$ 10,756
Securities available for sale	22,014	19,272
Accounts receivable	340	7,992
Total current assets	34,603	38,020
EQUIPMENT AND FIXTURES, at cost,	4,390	4,390
Less accumulated depreciation	3,133	2,611
Net equipment and fixtures	1,257	1,779
Total assets	$ 35,860	$ 39,799
PARTNERS' EQUITY		
PARTNERS' EQUITY	$ 35,691	$ 42,372
ACCUMULATED OTHER COMPREHENSIVE INCOME	169	(2,573)
Total partners' equity	$ 35,860	$ 39,799

See accompanying notes to financial statements and independent auditor's report.

GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
COMMISSIONS REVENUES	$ 62,504	$ 136,621
INVESTMENT INCOME	7	8
OTHER INCOME	674	189
Total gross revenues	63,185	136,818
GENERAL AND ADMINISTRATIVE EXPENSES		
Pension expense	5,941	22,886
Rent	5,400	4,080
Professional services	3,073	2,875
Office supplies	1,388	1,964
Fees	3,645	1,685
Telephone	1,916	1,587
Dues and subscriptions	470	705
Depreciation	522	522
Insurance	352	352
Repairs and maintenance	96	
Loss on disposal of equipment	-	177
Internet	-	127
Other	1,563	1,125
Total expenses	24,366	38,085
Net earnings	$ 38,819	$ 98,733

See accompanying notes to financial statements and independent auditor's report.

GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENTS OF PARTNERS' EQUITY
YEARS ENDED DECEMBER 31, 2005 AND 2004

	Partners' Equity	Accumulated Other Comprehensive Income	Total Partners' Equity
BALANCE - DECEMBER 31, 2003	$ 49,939	$ (4,630)	$ 45,309
Comprehensive income			
Net earnings	98,733	-	98,733
Unrealized gain on marketable securities	-	2,057	2,057
Total comprehensive income			100,790
Partners' draws	(106,300)	-	(106,300)
BALANCE - DECEMBER 31, 2004	42,372	(2,573)	39,799
Comprehensive income			
Net earnings	38,819	-	38,819
Unrealized gain on marketable securities	-	2,742	2,742
Total comprehensive income			41,561
Partners' draws	(45,500)	-	(45,500)
BALANCE - DECEMBER 31, 2005	$ 35,691	$ 169	$ 35,860

See accompanying notes to financial statements and independent auditor's report.

GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net earnings	$ 38,819	$ 98,733
Adjustments to reconcile change in net earnings to net cash from operating activities		
Depreciation	522	522
Loss on disposal of equipment	-	177
Changes in assets and liabilities		
Accounts receivable	7,652	13,329
NET CASH FROM OPERATING ACTIVITIES	46,993	112,761
CASH FLOWS USED FOR FINANCING ACTIVITIES		
Partners' draws	(45,500)	(106,300)
NET CHANGE IN CASH AND CASH EQUIVALENTS	1,493	6,461
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,756	4,295
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 12,249	$ 10,756

See accompanying notes to financial statements and independent auditor's report.

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Garry Pierce Financial Services, LLP (Company) is organized as a limited liability partnership under the laws of the State of North Dakota and shall continue in perpetuity unless dissolved or terminated at an earlier date. The Company operates as a broker/dealer in securities under the Securities Exchange Act of 1934 providing sales of investment companies, variable annuity contracts and real estate investment trusts on an application-way basis. The Company operates one site in Bismarck, North Dakota. The majority of the Company's revenues are generated from sales to residents of North Dakota.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company does not maintain margin accounts, does not hold funds or securities for customers and promptly transmits all customer funds and securities connected with the Company's brokerage activities.

Basis of Accounting

Commission revenue and commission expense are recognized on a trade date basis.

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments to be cash equivalents.

Accounts Receivable

Accounts receivable result from commissions earned on sales of investments. Commissions are received monthly from the related investments.

Personal Assets and Liabilities

In accordance with the generally accepted method of presenting financial statements of partnerships, the financial statements do not include the personal assets and liabilities of the partners, including their obligations for income taxes on the net income of the company or their right to a refund based on its net loss.

Income Taxes

Federal and state income taxes are not payable by, or provided for, the partnership. Partners are taxed individually on their share of partnership earnings. Partnership net revenue is allocated to the partners in accordance with their ownership percentages.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(continued on next page)

Advertising

Costs for advertising are expensed as incurred.

Depreciation

Depreciation is computed on the straight-line method using estimated useful lives of five to seven years.

NOTE 2 - SECURITIES AVAILABLE FOR SALE

The cost and approximate market value of the Company's securities as of December 31, 2005 and 2004 are as follows:

Security	Cost	Gross Unrealized Gain (Loss)	Market Value
2005			
Growth Fund of America - Mutual Fund	$ 21,845	$ 169	$ 22,014
2004			
Growth Fund of America - Mutual Fund	$ 21,845	$ (2,573)	$ 19,272

The Company identifies cost on the first-in first-out method.

NOTE 3 - CONCENTRATION OF CREDIT RISK

As of December 31, 2005 and 2004, respectively, approximately 40% and 60% of the Company's earned revenues were generated from commissions associated with transactions of INREIT Real Estate Investment Trust Shares. INREIT Real Estate Investment Trust Shares is a real estate investment trust with properties located throughout the upper Midwest.

As of December 31, 2005 and 2004, respectively, approximately 40% and 35% of the Company's earned revenues were generated from commissions associated with transactions of Dakota Real Estate Investment Trust Shares. Dakota Real Estate Investment Trust Shares is a real estate investment trust with properties located in eastern North Dakota.

NOTE 4 - RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

(continued on next page)

NOTE 5 - OPERATING LEASE

Subsequent to year-end, the Company renewed their current lease agreement, effective January 1, 2005, to lease office space until December 31, 2009. Rent expense totaled $5,400 and $4,080 for 2005 and 2004, respectively.

Future minimum lease payments are as follows:

For the Year Ended		
2006	$	5,400
2007		5,400
2008		5,400
2009		5,400
	$	21,600

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2005 and 2004, the Company had the following net capital:

	2005	2004
Net capital	**$ 30,961**	$ 27,137
Excess net capital	**$ 25,961**	$ 22,137
Aggregate indebtedness ratio	**.00 to 1**	.00 to 1

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule requiring increased minimum net capital for brokers and dealers in securities. The Company is still subject to a $5,000 minimum net capital requirement. The Company is also subject to the requirements that if aggregate indebtedness multiplied by 6-2/3 percent is higher, the minimum net capital would be increased to the higher amount.

NOTE 7 - PARTNERS' EQUITY

Partners	Ownership Percentages
Garry G. Pierce	95%
Karen M. Pierce	5%
	100%

GARRY PIERCE FINANCIAL SERVICES, LLP

SUPPLEMENTARY INFORMATION

GARRY PIERCE FINANCIAL SERVICES, LLP
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934
YEAR ENDED DECEMBER 31, 2005

	Schedule I
NET CAPITAL	
Total partner's equity from the statement of financial condition	$ 35,860
Deductions	
Nonallowable assets:	
Haircuts on securities	(3,302)
Commissions receivable	(340)
Fixed assets	(1,257)
Net capital	$ 30,961
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required - higher of 6-2/3% times aggregate indebtedness or $5,000	$ 5,000
Excess net capital	$ 25,961
Excess net capital at 1,000% (Net capital less 10% of total aggregate indebtedness)	$ 30,961
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness included in the statement of financial condition	$ -
Ratio of aggregate indebtedness to net capital	.00 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital per Part II of Form X-17A-5, as originally filed	$ 30,961
Adjustments	-
	$ 30,961
Total aggregate indebtedness per Part II of Form X-17A-5, as originally filed	$ -
Adjustments	-
	$ -

GARRY PIERCE FINANCIAL SERVICES, LLP
CLAIM OF EXEMPTION FROM RULE 15c3-3
YEAR ENDED DECEMBER 31, 2005

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(i), and therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

Garry Pierce Financial Services, LLP
Bismarck, North Dakota

In planning and performing our audit of the financial statements and supplemental schedule of Garry Pierce Financial Services, LLP (the Company), for the year ended December 31, 2005 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

www.eidebailly.com
1050 E. Interstate Ave. ■ PO Box 1914 ■ Bismarck, North Dakota 58502-1914 ■ Phone 701.255.1091 ■ Fax 701.224.1582 ■ EOE

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Bismarck, North Dakota
January 12, 2006